SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                -----------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                                      and

                                  STATEMENT ON

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                AMENDMENT NO. 6
                                ----------------

                         THE MULTICARE COMPANIES, INC.

                           (Name of Subject Company)

                      GENESIS ELDERCARE ACQUISITION CORP.


                                      AND

                            GENESIS ELDERCARE CORP.

                                    (Bidder)

                                -----------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)

                                   62543 V1 0

                     (CUSIP Number of Class of Securities)

                               MICHAEL R. WALKER
                            GENESIS ELDERCARE CORP.
                             148 WEST STATE STREET
                            KENNETT SQUARE, PA 19348
                           TELEPHONE: (610) 444-6350

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                -----------------

                                   COPIES TO:

        WILLIAM E. CURBOW, ESQ.                   RICHARD J. MCMAHON, ESQ.                     PAUL J. SHIM, ESQ.
       SIMPSON THACHER & BARTLETT              BLANK ROME COMISKY & MCCAULEY           CLEARY, GOTTLIEB, STEEN & HAMILTON
          425 LEXINGTON AVENUE                  1200 FOUR PENN CENTER PLAZA                    ONE LIBERTY PLAZA
        NEW YORK, NEW YORK 10017              PHILADELPHIA, PENNSYLVANIA 19103              NEW YORK, NEW YORK 10006
       TELEPHONE: (212) 455-2000                 TELEPHONE: (215) 569-5500                 TELEPHONE: (212) 225-2000

CUSIP NO.  62543 VI 0


1    NAMES OF REPORTING PERSONS:
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

     GENESIS ELDERCARE CORP.



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)   [ ]
     (b)   [X]


3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF and BK

5 CHECK BOX IF THE DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)


5    CITIZENSHIP OR PLACE OF ORGANIZATION:

     Delaware



6    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     32,790,495


8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

     [ ]

9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     99.7% (based on 32,904,492 shares outstanding)


(10) TYPE OF REPORTING PERSON

     HC
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

CUSIP NO.  62543 VI 0


1    NAMES OF REPORTING PERSONS:
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

     GENESIS ELDERCARE ACQUISITION CORP.



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)   [ ]
     (b)   [X]


3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF and BK

5 CHECK BOX IF THE DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)


5    CITIZENSHIP OR PLACE OF ORGANIZATION:

     Delaware



6    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     32,790,495


8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

     [ ]

9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     99.7% (based on 32,904,492 shares outstanding)


(10) TYPE OF REPORTING PERSON

     CO

     This Amendment No. 6 amends and supplements the Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D filed on June 20, 1997 and amended and supplemented on July 17, 1997, August 14, 1997, September 11, 1997, September 29, 1997 and October 8, 1997 (as amended and supplemented, the "Schedule 14D-1/13D") relating to the offer by Genesis ElderCare Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Genesis ElderCare Corp., a Delaware corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of The Multicare Companies, Inc., a Delaware corporation ("Multicare"), at a purchase price of $28.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 20, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer").


ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     Item 3(a) of the Schedule 14D-1/13D is hereby amended and supplemented as follows:

     On October 9, 1997, the Purchaser issued a press release announcing that its offer to purchase for cash all of the outstanding 12.5% Senior Subordinated Notes due 2002 (the "Notes") of Multicare had expired at midnight. New York City time, on October 8, 1997 and that following the expiration of the offer, the Purchaser had accepted for payment all Notes validly tendered pursuant to the offer to purchase such Notes. The full text of the press release is set forth in
Exhibit 11(a)(16) and is incorporated herein by reference.


ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Item 5 of the Schedule 14D-1/13D is hereby amended and supplemented as follows:


     On October 9, 1997, the Parent issued a press release announcing that the Offer had expired, as scheduled, at 7:00 p.m., New York City time, on Wednesday, October 8, 1997 and that the Purchaser had accepted for purchase all Shares validly tendered and not properly withdrawn prior to the expiration of the Offer. The full text of the press release is set forth in Exhibit 11(a)(17) and is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Item 6(a) of the Schedule 14D-1/13D is hereby amended and supplemented as follows:

     On October 9, 1997, pursuant to the terms of the Offer, Purchaser accepted for payment and paid for 30,257,554 Shares and had received notices of guaranteed delivery and was therefore obligated to pay for, if delivered, an additional 2,532,941 for Shares (the aggregate of 32,790,495 represents approximately 99.7% of the total number of Shares, based on 32,904,492 Shares outstanding).


ITEM 10. ADDITIONAL INFORMATION.

     Item 10(f) of the Schedule 14D-1/13D is hereby amended and supplemented as follows:

     The information provided in this Amendment No. 6 under Items 3 and 5 is incorporated herein by reference.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a) (16) Press release issued by the Purchaser on October 9, 1997.

     (a) (17) Press release issued by the Parent on October 9, 1997.


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
                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                         GENESIS ELDERCARE CORP.
                                         By: /s/ James L. Singleton
                                             -----------------------
                                          NAME: JAMES L. SINGLETON
                                             -----------------------
                                          TITLE: VICE PRESIDENT
                                             -----------------------
                                         GENESIS ELDERCARE ACQUISITION CORP.

                                         By: /s/ James L. Singleton
                                             -----------------------
                                          NAME: JAMES L. SINGLETON
                                             -----------------------
                                          TITLE: VICE PRESIDENT
                                             -----------------------


Date: October 10, 1997


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